November 25, 2024

Toyota Submits Progress Report on Recurrence Prevention Measures

Toyota Motor Corporation (Toyota) has submitted a progress report on measures to prevent recurrence of model certification application issues to the Ministry of Land, Infrastructure, Transport and Tourism (MLIT) today in light of the correction order the ministry issued on July 31. This report, summarizing actions taken to date, is the first of a series of quarterly reports.

Response to the correction order

We are reviewing our mechanisms and systems to increase legal compliance awareness among all employees and to enable them to do their work in a correct manner. This incident prompted management to make more frequent visits to the genba. Through this process, we found that we were not taking the necessary steps at the necessary times, including decisions on managing aging equipment. Going forward, management will make swift decisions on actions required in the medium to long term and will share that information with all employees. Through a series of such initiatives, we aim to be the company of choice for our customers.

Specific progress of measures to prevent recurrence

We are promoting on-site management to drive development and certification work. We have also implemented measures to remedy any issues identified through that process.

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To be able to take appropriate actions immediately when abnormalities are found, management is visiting the genba in person to learn about the actual situation to create the appropriate environments and allocate resources needed for Human Development, Monozukuri and Strengthening Foundations.

•	We have reviewed responsibilities and processes so that appropriate management can be made at each stage of development and certification application.

•	We have introduced education programs to improve management’s understanding of certification rules and its awareness of compliance.

•	The Legal Supervisor is attending internal certification tests and shares audit results with management.

•	We have established means for appropriate storage and handling of certification-related data.

•	We are using digital technology to automatically generate test results (to reduce human errors and workloads, etc.).

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We are pursuing improvement of compliance awareness in development and certification departments using educational environments, including the Quality Learning Center, and by offering e-learning opportunities to all employees.

Through Toyota’s company-wide TPS training program for Certification Work, we are also working to develop a corporate culture across the Toyota Group to address fundamental challenges in development. We are treating this as an opportunity to review not only our development and certification operations but the way we work in every process, from planning to sales. In this regard, we are currently conducting kaizen activities, fully considering the effect on prior to and post processes.

To once again gain the trust of our stakeholders, we will make company-wide efforts to prevent the recurrence of these issues.